UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

UTEK CORPORATION

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

91759P106

(CUSIP Number)

Thomas Eli Conger II

1776 Massachusetts Avenue, N.W.

Suite 815

Washington, D.C. 20036-1907

Telephone: (202) 223-2801

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Squire, Sanders & Dempsey L.L.P.

1201 Pennsylvania Avenue, N.W.

Suite 500

Washington, D.C. 20004

Attention: Abby E. Brown

Telephone: (202) 626-6792

October 10, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91759P106
1	NAMES OF REPORTING PERSONS: Thomas Eli Conger II I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 998,027
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 998,027
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 998,027
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”), of UTEK Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2109 Palm Avenue, Tampa, Florida 33605.

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of Thomas Eli Conger II, the “Reporting Person.” This filing relates to 998,027 shares of Common Stock held by Mr. Conger (the “Shares”). Mr. Conger previously served as the President and owner of Social Technologies Group, Inc., a Delaware corporation (“Social Technologies”). Pursuant to a Stock Exchange Agreement by and among Mr. Conger, Social Technologies, and the Issuer dated September 10, 2008, the Issuer purchased all of the shares of Social Technologies (the “Stock Exchange”). Following the Stock Exchange, Mr. Conger served as the Managing Director of the Social Technologies Division of the Issuer until June 5, 2009 and then acted as an independent consultant to the Issuer through October 9, 2009. Mr. Conger’s business address is 1776 Massachusetts Avenue, N.W., Suite 815, Washington, D.C. 20036-1907.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mr. Conger is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 10, 2008, the closing date of the Stock Exchange, Mr. Conger received 499,014 shares of Issuer Common Stock as partial consideration for the sale of Social Technologies. Simultaneously, 499,013 shares of Issuer Common Stock were placed in escrow, subject to certain future revenue requirements for possible payout to Mr. Conger on the first, second and third anniversaries of the Stock Exchange closing date. Pursuant to an amendment to the Stock Exchange Agreement dated June 4, 2009 (the “Stock Exchange Amendment”), the parties agreed that the 499,013 escrowed shares of Issuer Common Stock would be released early on October 10, 2009, waiving the previously established revenue requirements. Accordingly, on October 10, 2009, Mr. Conger received an additional 499,013 shares of Issuer Common Stock as the remaining consideration for the October 2008 sale of Social Technologies. With his previously received 499,014 shares, Mr. Conger now holds an aggregate 998,027 shares of Issuer Common Stock.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Shares for investment purposes. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Issuer Common Stock. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Issuer Common Stock which he now owns or may hereafter acquire, subject to the sale restrictions outlined below in Item 6.

At the date of this statement, the Reporting Person, except as set forth in this statement, has no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

The percentages calculated in this filing are based on 11,560,357 shares of Issuer Common Stock outstanding as of the close of business on August 6, 2009, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2009.

As of the date of this filing, Mr. Conger may be deemed to be the beneficial owner of an aggregate of 998,027 shares of Issuer Common Stock, which represents 8.6% of the Issuer Common Stock outstanding as of the date of this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Stock Exchange Amendment, the 499,013 shares received by Mr. Conger from escrow on October 10, 2009 are subject to a two-year lock-up period such that he cannot sell the shares until October 10, 2011 unless a transaction occurs pursuant to which a third party acquires (i) a majority of the Issuer’s equity securities; (ii) a majority of the Issuer’s assets; or (iii) control of the Issuer’s board of directors.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2009

THOMAS ELI CONGER II

By:	/S/ THOMAS ELI CONGER II
Name:	Thomas Eli Conger II